Exhibit 5

May 27, 2004

Sierra Health Services, Inc.
2724 North Tenaya Way
Las Vegas, Nevada 89128

      Re: Registration Statement on Form S-8 Relating to the Sierra Health Services, Inc. 1985
              Amended and Restated Employee Stock Purchase Plan

Ladies and Gentlemen:

I am Senior Vice President, Legal and Administration, to Sierra Health Services, Inc., a Nevada corporation (the "Company"), and have assisted in the preparation of a registration statement on Form S-8 (the "Registration Statement") to be filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), relating to 900,000 shares of the Company's common stock (the "Registered Shares"), $.005 par value per share (the "Common Stock"), to be offered and sold under the Company's 1985 Amended and Restated Employee Stock Purchase Plan (the "Plan").

In connection with this opinion, I have examined the Registration Statement, the Restated Articles of Incorporation, the Amended and Restated By-Laws of the Company, certain of the Company's corporate proceedings as reflected in its minute books, the Plan, and such other records as I have deemed relevant. In my examinations, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals, and the conformity with the originals of all documents submitted to me as copies. In addition, I have made such other examinations of law and fact as I have deemed appropriate in order to form a basis for the opinion hereinafter expressed.

In my opinion, the Registered Shares that may be originally issued by the Company in connection with the Plan, when and to the extent issued in accordance with the terms of the Plan and the resolutions authorizing the Plan for a price per share not less than the par value thereof, will be validly issued, fully paid, and non-assessable shares of Common Stock.

The opinion set forth above is limited to the Nevada Domestic and Foreign Corporation Law, as amended. I render this opinion as a member of the Bar of the State of Missouri.

I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement. In giving such opinion and consent, I do not thereby admit that I am acting within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

              Very truly yours,

              /s/ Frank E. Collins
              Frank E. Collins
              Senior Vice President,
                Legal & Administration

              Licensed in Missouri